July 23, 2010

Evan S. Jacobson

Attorney-Advisor

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qwest Communications International Inc.

Schedule TO-I

Filed July 13, 2010

File No. 005-53477

Dear Mr. Jacobson:

On behalf of Qwest Communications International Inc. (the “Company”), this responds to your letter of July 21, 2010 regarding the Company’s Schedule TO-I (the “Schedule TO”) filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase (the “Tender Offer”) any and all of its outstanding 3.50% Convertible Senior Notes due 2025 (the “Convertible Notes”). Each of your comments is set forth in bold below, followed by the Company’s response.

Schedule TO-I

1. Please provide us with a brief legal analysis as to why Rule 13e-3 was deemed inapplicable to this transaction. In providing a response, please specifically address the basis for the apparent conclusion that none of the Rule 13e-3 specified effects were triggered by this tender offer to purchase all of the securities outstanding in this class.

Rule 13e-3 under the Exchange Act was deemed inapplicable to the Tender Offer because the Tender Offer does not fall within the definition of a “Rule 13e-3 transaction” contained in Rule 13e-3(a)(3). Specifically, the transaction will not produce the effects described in paragraph (a)(3)(ii) of the Rule, as set forth in more detail below.

1. Rule 13e-3(a)(3)(ii)(A) refers only to a class of equity securities subject to Sections 12(g) or 15(d) of the Exchange Act.

Section 12(g) requires issuers to register a class of securities with the Securities and Exchange Commission (the “Commission”) pursuant to the Exchange Act in certain situations, but only if such class of securities is “held of record” by 500 or more persons. Section 15(d) requires an issuer to file periodic reports with the Commission if the issuer has filed a registration statement with respect to an issue of securities that has become effective under the Securities Act. The filing obligation prescribed by Section 15(d) is automatically suspended, however, if that class of securities is “held of record” by less than 300 persons.

Mr. Evan Jacobson

July 23, 2010

Rule 12g5-1 defines “held of record” for purposes of Sections 12(g) and 15(d). In Exchange Act Release No. 34-7492 (effective January 5, 1965), the Commission explained that in adopting Rule 12g5-1 it had rejected an alternative method of calculation that would have included beneficial owners as “holders of record” in order to simplify the process by which companies determined whether or not they are covered, stating that “[t]he Commission has determined not to adopt at this time the provision that securities registered in the name of a broker, dealer, or bank or nominee for any of them, and held in customers’ accounts, shall be counted as held of record by the number of separate accounts for which the securities are held.”

Rule 12g5-1(a)(3) provides that “securities identified as held of record by one or more persons, as trustees, executors, guardians, custodians or in other fiduciary capacities with respect to a single trust, estate or account shall be included as held of record by one person.” The response to Question 152.01 in the Division of Corporation Finance Exchange Act Rules Compliance and Disclosure Interpretations further states that institutional custodians, such as Cede & Co., are not single holders of record, but instead “each of the depository’s accounts for which the securities are held is a single record holder.” In a number of no-action letters addressing the applicability of Rule 12g5-1 in situations involving securities represented by one or more certificates registered in the name of the nominee of the Depository Trust Company (“DTC”) in registered book-entry form only, the Commission staff has concurred with the position that the recordholders of the interests in the DTC system (i.e., the DTC participants), and not the beneficial owners, should be considered the “holders of record” for purposes of Rule 12g5-1. See e.g. GE Capital Public Finance, Inc. (pub. avail. September 25, 1991), AICCO, Inc. (pub. avail. April 3, 1995), First Union Residential Securitization Transactions, Inc. (pub. avail. April 1, 1997), KeyCorp Student Loan Trust 1996-A (pub. avail. May 9, 1997), and Boatman’s Nat’l Bank of St. Louis (pub. avail. January 30, 2006).

Global Bondholder Services Corporation, in its capacity as depositary with respect to the Tender Offer, has confirmed to us that based on the DTC participant position listing for the Convertible Notes, there were only 46 DTC participants holding the Convertible Notes at December 31, 2009, the end of the Company’s last fiscal year. Consistent with the staff’s guidance with respect to the determination of the number of record holders in the case of securities such as the Convertible Notes (as described above), there were therefore only 46 “holders of record” of the Convertible Notes for purposes of Sections 12(g) and 15(d) as of the end of the Company’s last fiscal year.

Therefore, because (i) a class of securities must have at least 300 holders of record before an issuer is required to comply with the obligations of Section 15(d), and 500 holders of record in the case of Section 12(g), and (ii) there were less than 300 holders of record of the Convertible Notes as of the end of Company’s last fiscal year, the Company is not required to comply with the filing or registration requirements, as applicable, of Sections 12(g) and 15(d) of the Exchange Act with respect to the Convertible Notes. As a result, the Tender Offer would not have the effects described in Rule 13e-3(a)(3)(ii)(A).

Mr. Evan Jacobson

July 23, 2010

2. Rule 13e-3(a)(3)(ii)(B) refers only to equity securities that are listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Convertible Notes are neither listed on a national securities exchange nor authorized to be quoted in an inter-dealer quotation system of a registered national securities association. Therefore, the Tender Offer would not have the effects described in Rule 13e-3(a)(3)(ii)(B).

3. The Tender Offer is not a “Rule 13e-3 transaction.”

Because the Tender Offer will not directly or indirectly have the effects described in Rule 13e-3(a)(3)(ii)(A) or (B), the Tender Offer does not fall within the definition of a “Rule 13e-3 transaction” contained in Rule 13e-3(a)(3). Rule 13e-3 is therefore not applicable to the Tender Offer.

Exhibit 99(a)(1)(I): Offer to Purchase

Conditions of the Offer, page 18

2. We note the disclosure in the first sentence of the penultimate paragraph of this section that you may assert the conditions “regardless of the circumstances that may give rise to them.” You may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside your control. The quoted statement, however, appears to imply that you may assert an offer condition even when the condition is triggered by your own action or inaction. Please advise.

The referenced language was not intended to imply that the Company, solely by virtue of its own action or inaction, could deliberately trigger any of the conditions to the Tender Offer. The Company as all other similarly situated offerors would have to make the determination as to whether one of the listed events has occurred, but that discretion is not unusual and has to be exercised by someone. In addition, in reviewing the listed conditions it is not obvious that any of them would be within the control of the Company (e.g., general suspension of trading, outbreak of hostilities, legal actions, etc.). Thus, unlike a contested tender offer/merger situation where typical merger agreement “closing condition” type conditions might be imported into a tender offer, we believe the concept of the offeror having the ability to act on its own to cause one of the listed conditions to fail is not applicable in this situation. Nevertheless, the Company confirms that it will not assert a condition that was triggered as a direct result of the Company’s action or inaction.

* * *

Mr. Evan Jacobson

July 23, 2010

As requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (303) 992-6244 (telephone) or (303) 296-2782 (facsimile).

Very truly yours,

/s/ Stephen E. Brilz
Stephen E. Brilz
Vice President and Deputy General Counsel

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